MCK MINING CORP.
4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V5

Tel: (416) 361-0737
Fax: (416) 361-0923

January 8, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street N.W.
Room 3094 (3-6)
Washington, D.C.
U. S. A. - 20549

Attention: Office of Applications and Report Services

Dear Sirs:

Re: Material Change Report (Form 27) Exemption No. 82-3938

Enclosed is a copy of a Material Change Report (Form 27) dated January 8th, 2002 in connection with a Press Release issued on December 24th, 2001 for your files.

If you have any questions, please contact the undersigned.

Yours truly,

MCK MINING CORP.

Per: George A. Duguay

GAD/lm

encl

dlw 2/14

FORM 27

THE SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION (75)2

Item 1. **Reporting Issuer**

MCK Mining Corp., 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5.

Item 2. **Date of Material Change**

December 24th, 2001.

Item 3. **Press Release**

The Press Release was sent on December 24th, 2001 via Canada NewsWire Ltd. (CNW) -- Toronto, Ontario.

Item 4. **Summary of Material Change**

For further information, attached hereto is a copy of the Press Release.

Item 5. **Full Description of Material Change**

No information other than that provided in Item 4 above is presently available.

Item 6. **Reliance on Section 75(3) of the Act**

Confidentiality is not requested.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Mr. Stephen D. Case, President [416] 363-1613.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 8th day of January, 2002.

MCK MINING CORP.

Per: ______________________
Stephen D. Case, President.

E:\mckminin\F27Dec01

Toronto, Ontario
December 24, 2001

MCK Mining Corp. (CDNX - YMK) announces that its board of directors has approved, subject to regulatory approval, the extension of the expiry date of certain previously issued common share purchase warrants (the "Warrants"). Between January 15, 2001 and March 28, 2001, MCK issued an aggregate of 1,375,000 Warrants, each exercisable at $0.30 per share, with expiry dates ranging from January 15, 2002 to March 28, 2002. The directors have approved the extension of the expiry date of all of these Warrants to January 15, 2003. Such extension is conditional upon acceptance by the Canadian Venture Exchange.

For additional information, please contact:
Stephen Case, President
Tel: 416-363-1613

Current issued and outstanding:
17,556,192 common shares